NEWS RELEASE

EMX Announces Voting Results from its 2024 Annual General Meeting of Shareholders

Along with its Inaugural Sustainability Report

Vancouver, British Columbia, June 28, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report that all proposed resolutions were approved at the Company's Annual General Meeting of shareholders held on June 28, 2024, in Vancouver, British Columbia (the "Meeting"). The number of directors was set at 7 and all director nominees, as listed in the Management Information Circular dated May 14, 2024 (the "Information Circular"), were elected as directors of the Company at the Meeting to serve for a one-year term and hold office until the next annual meeting of shareholders.  According to the proxy votes received from shareholders, the results were as follows:

Director	Votes FOR	Votes WITHHELD
Dawson Brisco	98.45%	1.55%
David M. Cole	98.02%	1.98%
Sunny Lowe	94.70%	5.30%
Henrik Lundin	98.97%	1.03%
Geoff Smith	98.82%	1.18%
Michael D. Winn	98.26%	1.74%
Chris Wright	98.44%	1.56%

Shareholders voted 97.21% in favour of setting the number of directors at seven, 99.02% in favour of appointing Davidson & Company LLP, Chartered Accountants as auditors, and 94.76% in favour of ratifying and approving the Company's Stock Option Plan.

Voting results for all resolutions noted above are reported in the Report on Voting Results as filed under the Company's SEDAR+ profile on June 28, 2024.

Inaugural Sustainability Report

The Company is also pleased to announce the publication of its inaugural Sustainability Report for 2023. This report marks a milestone in the Company's journey with respect to its sustainable and ethical business practices and sets a foundational baseline for the Company's Environmental, Social and Governance (ESG) efforts moving forward. The report provides information on the Company's key ESG initiatives, reviews performance metrics, identifies improvement areas, and sets future targets.

This report marks the first edition of the Company's Sustainability Report and is designed to provide transparent information about EMX's corporate responsibility practices. The report has been developed in reference to the Global Reporting Initiative, the International Council on Mining and Metals, and the key material considerations from the International Financial Reporting Standards, the Task Force on Climate-related Financial Disclosures, the Sustainability Accounting Standards Board, and the International Sustainability Standards Board (ISSB) disclosure standards.

The 2023 Sustainability Report can be found at www.EMXroyalty.com.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2